May 7, 2013

Paul Cline

Marc Thomas, Staff Accountant

Division of Corporate Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549-4561

RE:	CenterState Banks, Inc.

Form 10-K for Fiscal Period Ended December 31, 2012 Filed March 4, 2013

Form 8-K Filed April 22, 2013

File No. 000-32017

Dear U.S. Securities and Exchange Commission staff:

CenterState Banks, Inc. (the “Company”) hereby respectfully submits its responses to the SEC staff comments made by letter dated April 24, 2013, relating to the Company’s Form 10-K for the fiscal period ended December 31, 2012 and Form 8-K filed on April 22, 2013.

The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC staff in the April 24, 2013 letter. Each response is preceded by a reproduction of the corresponding SEC staff comment.

Form 10-K filed for the Fiscal Period Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-interest Income, page 40

Original Comment

1.	We note a bargain purchase gain was recorded in the fourth quarter of fiscal year 2011 in conjunction with the acquisition of Federal Trust Corporation from the Hartford Insurance Group. At the date of acquisition, the Company estimated the amount of the loan purchase putbacks under the agreement and recorded an appropriate provision. In regard to the provision recorded please address the following:

•	Address the accounting literature followed in regard to the recording of the initial provision;

Management’s Response

Management recorded the purchased loans on the acquisition date at estimated fair value pursuant to ASC Topic 805, Business Combinations. Management did not record an initial provision; however, management did consider that some of the loans would be put back in the estimate of the acquisition date fair value of the loans acquired in accordance with ASC 805-20-30-1 to 4.

Original Comment

•	Tell us the amount of the initial provision recorded at the acquisition date as well as the credit loss amounts recorded in each subsequent period throughout the put back period;

Management’s Response

As indicated in management’s response above, no initial provision was recorded at the acquisition date. During the put back period, no credit losses were recorded as all delinquent loans were put back to The Hartford Insurance Group in accordance with the purchase agreement.

Original Comment

•	Explain to us how the put back of loans was recorded; and

Management’s Response

Loans that were put back where management estimated the put back were recorded as follows:

	Debit	Credit
Cash received from Hartford (73% of loan balance)	xxxxx
Fair value discount	xxxxx
Carrying balance of loan		xxxxxx

Loans that were put back where management did not estimate the put back were recorded as follows:

	Debit	Credit
Cash received from Hartford (73% of loan balance)	xxxxx
Loan put back expense (non-interest expense)	xxxxx
Carrying balance of loan		xxxxx

Original Comment

•	address how the provision impacted the bargain purchase gain recorded at the acquisition date.

Management’s Response

As previously stated, management did not record a provision on the acquired loans; however, the fair value discount recorded directly reduced the bargain purchase gain recorded at the acquisition date.

Notes to Consolidated Financial Statements

Note (27) Business Combinations, page 128

Original Comment

2.	We note that during the quarter ended December 31, 2012, the Company recorded a measurement period adjustment, based on the receipt of new appraisals, to reflect a change in the estimate of the acquisition date fair value of the loans acquired in the January 2012 acquisition of First Guaranty Bank. Please confirm, if true, that the new information obtained in the fourth quarter of 2012 quarter was directly related to facts and circumstances that existed as of the acquisition date. Further, provide us with additional information in regard to the nonperforming loans in question, which resulted in the adjustments, addressing whether these loans were nonperforming at the acquisition date or became nonperforming during fiscal 2012. We reference ASC 805-10-25-13 to 19.

Management’s Response

The purchased loans in question are the eight loans in First Guaranty Bank loan accounting pool 1A, non-performing commercial vacant land. All of these loans were non-accrual loans on the acquisition date. The aggregate outstanding loan balances as of the acquisition date was $17,243,000. The largest loan, which had an outstanding principal balance of $6,285,000, was secured by 1.3 acres of vacant ocean front property. This acquisition was a FDIC assisted acquisition of a failed financial institution. The repayment of these loans was expected from the foreclosure and sale of the collateral securing the loans, and none of the collateral securing these loans had been appraised within 12 months of the date of acquisition. The Company made its best estimate of net realizable value of the collateral securing the loans given the information available at the time. The estimates were based primarily on the Company’s experience of disposing of similar properties during 2011. Current appraisals were received primarily during the fourth quarter of 2012 (approximately 84% in terms of dollars, with the remaining 16% (3 properties) received in the third and second quarters). Measurement period adjustments were not made in the second and third quarters due to the lack of materiality. The first appraisal received for this group of eight loans was dated June 25, 2012 and received by the Company at the end of June or early July. The loan balance outstanding was approximately $2.1 million and the Company’s initial estimate of fair value was approximately $210,000. The appraisal indicated an estimate of fair value of $2.3 million. The Company needed some time to evaluate the appraisal after which management concluded that the estimate of fair value less transaction related expenses for disposal of the property once foreclosure was completed was approximately $1.7 million. All of these loans are covered by a FDIC loss share agreement. If the Company had recorded a measurement period adjustment during the quarter that this appraisal was received, the adjusting entry would have been:

	debit	credit
Loans	$1,490,000
Goodwill		$298,000
Indemnification asset		$1,192,000

The remaining two appraisals received prior to the fourth quarter of 2012 were dated July 31st and September 24th of 2012. The combined loan balances for the two properties was approximately $586,000 and the Company’s estimated fair value on the acquisition date was approximately $58,600. Based on the appraisals received, the Company concluded that the estimated fair value less estimated costs of disposition was approximately $361,000.

If the Company had recorded a measurement period adjustment during the quarter that these appraisals were received, the adjusting entry would have been:

	debit	credit
Loans	$302,400
Goodwill		$60,480
Indemnification asset		$241,920

Although the estimated fair values were as of the appraisal dates, management determined that there was not a material difference in the fair value between the acquisition date and appraisal dates related to these properties. Therefore, the Company concluded that this new information was directly related to facts and circumstances that existed as of the acquisition date, and as a result, the Company recognized a measurement period adjustment during the 4th quarter of 2012.

Original Comment

3.	In regard to the measurement period adjustments made, please tell us the impact of the individual adjustments on each of the respective income statement line items for the periods impacted as a result of the new appraisals received.

Management’s Response

The Company did not include the income statement line items impacted by the measurement period adjustments in the footnotes to the financial statements based upon the immateriality of the adjustments and the fact that the adjustments were limited to the year ended December 31, 2012. The Company did adjust the applicable line items in the “Selected Quarterly Data” disclosed on page 31 of the December 31, 2012 Form 10-K. The following income statement line items were affected as indicated in the table below.

	1Q 2012			2Q 2012
	before MPA	MPA	after MPA	before MPA	MPA	after MPA
Interest income, loans	$19,544,000	$76,000	$19,620,000	$20,921,000	$108,000	$21,029,000
FDIC indemnification asset amortization	($496,000)	($41,000)	($537,000)	($290,000)	($58,000)	($348,000)
Income before provision for income taxes	$1,772,000	$35,000	$1,807,000	$5,222,000	$50,000	$5,272,000
Net income	$1,289,000	$24,000	$1,313,000	$3,680,000	$34,000	$3,714,000

	3Q 2012			4Q 2012
	before MPA	MPA	after MPA	before MPA	MPA	after MPA
Interest income, loans	$20,557,000	($112,000)	$20,445,000	$20,570,000	($72,000)	$20,498,000
FDIC indemnification asset amortization	($705,000)	$34,000	($671,000)	($1,605,000)	$65,000	($1,540,000)
Income before provision for income taxes	$3,949,000	($78,000)	$3,871,000	$3,587,000	($7,000)	$3,580,000
Net income	$2,695,000	($53,000)	$2,642,000	$2,241,000	($5,000)	$2,236,000

“MPA” means measurement period adjustment

Form 8-K filed April 22, 2013

Original Comment

4.	We note the disclosure, on page 5, of the non-GAAP measure of “pre-tax pre-provision earnings” (i.e. PTPP) and the earnings per share measure for PTPP. Based on the current disclosures it is unclear as to the relevance of this non-GAAP financial measure, how this information is useful to the investor as well as what financial measure within GAAP would be considered comparable. Further, it is unclear as to how management uses this non-GAAP measure. Please provide us with this information as well as addressing how the disclosures comply with Item 10(e) of Regulation S-K.

Management’s Response

PTPP earnings and PTPP earnings per share, as defined above, are non-GAAP supplemental measures that are used by management to evaluate and measure the Company’s performance. Management believes that these measures provide users of the Company’s financial information with a more meaningful view of the performance of the Company’s core earnings potential excluding credit related expenses and non-recurring and/or non-core income and expense items. Although other Financial Institutions may define this supplemental measurement differently from the Company, it appears to be a widely used and meaningful metric in the Commercial Banking industry.

A presentation reconciling income before income taxes, the most comparable financial measure calculated and presented in accordance with GAAP, with PTPP earnings, is presented in the table immediately following the disclosure.

Management does not believe PTPP earnings and PTPP earnings per share are confusingly similar to titles or descriptions used for GAAP financial measures in the Commercial Banking industry. Analyst, investors and other users of the Company’s financial statements, routinely convert various income and expense items presented in the Company’s financial statements, and other Commercial Banking Companies’ financial statements, into per share basis.

In connection with our responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (863) 419-7750, or by email at jantal@centerstatebank.com.

Sincerely,

CENTERSTATE BANKS, INC.

By:	/s/ James J. Anal
James J. Anal
Senior Vice President and Chief Financial Officer